03013890

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2003

SEC FILE NUMBER
8- 12745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management + Research Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 South Shore Boulevard, Suite 400
(No. and Street)

League City	Texas	77573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda T. Koelemay (281) 334-2469
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/17/2003

OATH OR AFFIRMATION

I, Brenda T. Koelemay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Treasurer

Title

Notary Public

SHERRY J. BAKER
Notary Public, State of Texas
My Commission Expires
APRIL 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Supplementary Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER
Certified Public Accountants

**SECURITIES MANAGEMENT AND RESEARCH, INC.
AND SUBSIDIARY**

CONSOLIDATED FINANCIAL STATEMENTS

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

DECEMBER 31, 2002

TAIT, WELLER & BAKER

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

We have audited the accompanying consolidated statements of financial condition of Securities Management and Research, Inc. and Subsidiary (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the two years in the period then ended. The consolidated statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of Securities Management and Research, Inc. and Subsidiary as of December 31, 2002 and 2001, and the results of their operations, changes in stockholder's equity, and their cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 through 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker

Philadelphia, Pennsylvania
January 31, 2003

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Consolidated Statements of Financial Condition
As of December 31,

	2002	2001
Assets		
Cash and cash equivalents	$1,736,064	$1,859,986
Cash segregated under federal regulations (note 2)	100,000	221,000
Accounts receivable:		
Due from affiliated registered investment companies for:		
Investment advisory fees	431,956	886,316
Expense reimbursement	47,479	128,552
Other	301,931	591,966
Prepaid and other assets	486,632	556,941
Investment in marketable securities (cost of $14,220,702 in 2002 and $13,770,507 in 2001)(note 3)	13,108,670	13,396,387
Investments in real estate (net of accumulated depreciation of $733,827 in 2002 and $663,882 in 2001) (note 3)	2,276,320	2,880,122
Investment in loans other than first lien	8,827,888	9,376,195
Fixed assets (net of accumulated depreciation $1,972,379 in 2002 and $1,817,941 in 2001)	163,469	264,051
Deferred commission	485,877	475,075
Deferred income tax (note 5)	906,556	1,276,954
Receivable from parent for estimated tax benefit / payments (note 5)	490,744	-
Equity in unconsolidated investees	5,785,596	5,954,777
	$35,149,182	$37,868,322
Liabilities and Stockholder's Equity		
Due to affiliated registered investment companies of sales of their capital stock	$177,909	$178,420
Due to affiliated registered investment companies for excess expense reimbursements	67,885	24,422
Due to parent (note 4)	5,398	119,398
Due to dealers and representatives for commissions	99,476	81,849
Trade payables and accrued expenses	1,161,518	1,131,126
Payable to parent in lieu of income taxes (note 5)	-	1,052,016
Stock Appreciation Rights	95,592	87,927
Note payable (note 4)	6,845,000	8,410,000
Total liabilities	8,452,778	11,085,158
Stockholder's equity: (notes 7 and 8)		
Common Stock, par value $1 per share authorized, issued and outstanding, 1,000,000 shares	1,000,000	1,000,000
Additional paid-in-capital	36,570,000	36,570,000
Accumulated deficit	(10,873,596)	(10,786,836)
Total stockholder's equity	26,696,404	26,783,164
	$35,149,182	$37,868,322

Commitments and contingencies (notes 6 and 8)
See accompanying notes to consolidated statement of financial condition.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Consolidated Statements of Operations
For the twelve months ending December 31,

	2002	2001
Revenues:		
Underwriting income from sales of capital stock:		
Affiliated registered investment companies (note 4)	$359,227	$461,091
Unaffiliated registered investment companies	1,312,482	1,270,340
Investment advisory and service fees from affiliated registered investment companies (notes 4)	4,531,697	4,987,915
Investment advisory fees:		
Parent (note 4)	945,576	883,518
Other	175,151	345,520
Service Fees:		
Parent (note 4)	426,183	-
Other	41,691	-
Distribution plan fees	131,504	127,210
Contingent deferred sales charges	56,882	43,886
Income from investments:		
Net realized and unrealized gain (loss) from investments (note 3)	(737,912)	(1,067,244)
Dividends (note 3)	425,955	796,826
Interest	287,112	508,148
Real estate fees and commissions	174,254	159,261
Rental income	43,380	260,280
Other income	97,577	102,088
Total revenues	$8,270,759	$8,878,839
Expenses:		
Employee compensation and benefits	$3,372,946	$3,357,305
Commissions to dealers and representatives	1,521,568	1,548,046
Communications	58,930	78,158
Occupancy and equipment rental (note 4)	546,379	605,638
Real estate and operating management expenses	425,397	350,666
Interest Expense	214,448	439,219
Other operating expenses (note 4)	3,197,645	3,029,054
Total Expenses	$9,337,313	$9,408,086
Income before equity in earnings of unconsolidated investees and taxes	($1,066,554)	($529,247)
Equity in income/(loss) of unconsolidated investees (note 3)	26,455	(56,755)
Reserves for losses on real estate	186,752	42,387
Realized capital losses on real estate	544,442	(42,387)
Income before taxes	($308,905)	($586,002)
Provision for federal income tax expense (benefit)		
Current	(665,204)	64,990
Deferred	443,059	(272,567)
Total Taxes	($222,145)	($207,577)
Net Income/(Loss)	($86,760)	($378,425)

See accompanying notes to the consolidated financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Consolidated Statement of Changes in Stockholder's Equity
Years ended December 31, 2002 and 2001

	Common Stock	Additional paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance December 31, 2000	$ 1,000,000	$ 36,570,000	$(10,408,411)	$ 27,161,589
Net Income for 2001			(378,425)	(378,425)
Balance December 31, 2001	$ 1,000,000	$ 36,570,000	$(10,786,836)	$ 26,783,164
Net Income for 2002			(86,760)	(86,760)
Balance December 31, 2002	$ 1,000,000	$ 36,570,000	$(10,873,596)	$ 26,696,404

See accompanying notes to the consolidated financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31,

	2002	2001
Cash flows from Operating Activities:		
Net Income	($86,760)	($378,425)
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Depreciation	224,384	352,707
Unrealized (Gains) Losses on Marketable Equity Securities	737,926	1,082,061
Deferred Income Taxes	(339,634)	(378,780)
Reinvestment of dividends from Registered Investment Companies	(438,752)	(487,247)
Reinvestment of capital gains dividends from registered investment companies	(11,456)	(6,234)
Change in equity of unconsolidated investees	(21,091)	29,862
Changes in operating assets and liabilities		
Decrease (Increase) in accounts receivable	853,674	59,346
Decrease (Increase) in prepaid expenses and other assets	19,027	65,323
(Decrease) Increase in accounts payable and accrued expenses	(871,486)	40,297
Total Adjustments	$152,592	$757,335
Net Cash provided by Operating Activities	$65,832	$378,910
Cash flows from investing activities:		
Proceeds from sales of marketable securities and cash equivalents	-	532,103
Investments in unconsolidated investees	190,271	(56,743)
Purchases of fixed assets	(53,871)	(78,526)
Reduction (Increase) of special reserve account	121,000	(13,000)
Investments in mortgage loans	548,308	(186,500)
Proceeds from sale of investments in real estate	2,842,934	134,600
Change in investment reserves	(2,309,077)	-
Net cash provided by (used in) investing activities	$1,339,565	$331,934
Cash flows from financing activities:		
Increase/(decrease) in payable to parent	35,681	(54,050)
Increase/(decrease) in notes payable	(1,565,000)	(525,000)
Net cash provided by financing activities	($1,529,319)	($579,050)
Net increase/(decrease) in cash	(123,922)	131,794
Cash at the beginning of year	1,859,986	1,728,192
Cash at end of year	$1,736,064	$1,859,986

See accompanying notes to the consolidated financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

Securities Management and Research, Inc. (SM&R) is a wholly owned subsidiary of American National Insurance Company (American National). SM&R is registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. SM&R's transactions as a broker-dealer for year to date ending December 31, 2002 were principally in connection with the sale and redemption of redeemable securities of registered investment companies managed by SM&R (the Funds). Certain officers and directors of SM&R are affiliated with these registered investment companies.

The consolidated financial statements include the accounts of Securities Management and Research, Inc. (SM&R) and its subsidiary, ANREM Corporation (ANREM). All significant intercompany transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by SM&R in the preparation of its financial statements.

Investments

Registered Investment Companies

Transactions in registered investment company shares are recorded on the trade date. The cost of investments sold is determined by average cost. Marketable equity securities are recorded at market value. The net unrealized gain or loss is included in income.

Real Estate

Investments in real estate are carried at cost, less allowances for depreciation and unrealized losses. Depreciation is provided over the estimated useful lives of the properties (15 to 30 years) using straight-line and accelerated methods.

Unconsolidated Investees

Investments in unconsolidated investees are accounted for by the equity method, although ownership percentages are less than 20%. Substantial control exists in these ventures as ANREM operates as the general partner in these investments.

Fixed Assets

Fixed assets consist primarily of office equipment, carried at cost. The equipment is being depreciated using the straight-line method over periods ranging from three to ten years.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connections with the sale of shares of open-end SM&R mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five years, the periods of time estimated by management of the Funds during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Income and Expense Recognition

Investment advisory and service fees are recorded as revenue as the related services are performed. Purchases and sales of shares of the Funds in connection with the underwriting activities of SM&R including related commissions on income are recorded on the trade date. Dividends from investments in marketable equity securities are recognized on the ex-dividend date. Interest income on investments is accrued as earned.

(2) CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2002 and 2001, cash of $100,000 and $221,000 respectively was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The required restricted amount at December 31, 2002 was $36,058.

(3) INVESTMENTS

Marketable Securities

Marketable securities include investments in shares of the Funds and a certificate of deposit that totaled $13,108,670 at December 31, 2002 and $13,396,387 at December 31, 2001. Dividend and interest income earned on such investments was $471,590 in 2002 and $541,044 in 2001. The market value of marketable equity securities includes unrealized losses of $1,112,032 at December 31, 2002 and unrealized losses of $374,120 at December 31, 2001.

Realized gains from investments are summarized as follows:

	2002	2001
Investment securities:		
Proceeds from sales	$ -0-	$ 500,000
Cost of securities sold	-0-	491,250
	$ -0-	$ 8,750
Capital gain distribution from affiliated funds	$ 11,456	$ 6,234
Net realized gains	$ 11,456	$ 14,984

Real Estate

Investments in real estate include unrealized losses of approximately, $ 2,276,320 and $ 2,880,122 at December 31, 2002 and 2001 respectively.

Unconsolidated Investees

The following presents summarized financial information of the principal companies accounted for by the equity method. Investees not included represented $15,236 and $7,102 in equity and $21,564 and $8,767 in partners' capital for ANREM for the years ended December 31, 2002 and 2001, respectively.

South Shore Harbour Development

South Shore Harbour Development is a joint venture between ANREM (5% interest) and ANTAC, Inc. (95% interest). The partnership was formed in 1985 to develop approximately 1,600 acres of land in Galveston County, Texas to sell as completed residential or commercial building sites or for other uses. In December 2000 ANREM and ANTAC amended their partnership agreement converting $7,000,000 of certain indebtedness owed to ANREM by the partnership into a capital contribution. Summary financial information as of December 31, 2002 and 2001 is as follows:

		2002		2001
Total assets	$	40,533,733	$	38,259,805
Total liabilities		20,368,355		17,828,812
Partners' capital	$	20,165,378	$	20,430,993
ANREM's share of capital	$	5,750,409	$	5,763,690
Net Income/(loss)	$	(265,615)	$	(652,677)
ANREM's share	$	(13,281)	$	(32,634)

(4) TRANSACTIONS WITH AFFILIATES

On January 1, 1987, SM&R and American National entered into an Investment Advisory Agreement whereby SM&R acts as investment advisor to American National. Total payments by American National to SM&R for investment advisory fees were $945,576 and $883,518 for the years ended December 31, 2002 and 2001 respectively.

SM&R and American National are parties to a service agreement pursuant to which SM&R has agreed (i) to use its best efforts to remain qualified and licensed as a broker-dealer in those states selected by American National; (ii) as mutually agreed upon from time to time to train and supervise selected agents of American National in the sale of securities; and (iii) to perform certain accounting and miscellaneous services for American National. American National has agreed to provide (i) certain personnel, investment information, and resources (but not investment advice or recommendations); (ii) the use of certain printing facilities; and (iii) the use of certain electronic data processing equipment and certain office facilities, equipment, and materials, some of which will or may be used by SM&R in meeting its obligations to the Funds under their advisory agreements. SM&R has agreed to reimburse American National monthly for its pro rata portion of the actual cost in supplying such services and facilities to SM&R. Total expenses incurred by SM&R under the service agreement with American National during the years ended December 31, 2002 and 2001 totaled $168,992 and $357,662 respectively. These amounts are included in "Other operating expenses" in the accompanying consolidated statement of operations. For the year ended December 31, 2002 American National reimbursed SM&R $426,183 for services, equipment and facilities under the service agreement. This amount is included in "Service Fees" in the accompanying consolidated statement of operations. For the years ended December 31, 2002 and 2001 SM&R was reimbursed $205,773 and $130,531 respectively from Comprehensive Investment Services, Inc. for services, equipment and facilities. Comprehensive Investment Services, Inc. is a wholly owned subsidiary of American National.

Under the investment advisory agreements between SM&R and the Funds, SM&R reimburses certain expenses of each of the Funds if the Funds' expenses exceed certain limitations. For the years ended December 31, 2002 and 2001, reimbursements for excess expenses amounted to $571,197 and $310,638. This amount is included in "Other operating expenses" in the accompanying consolidated statements of operations.

ANREM has an arrangement with American National whereby it can borrow up to $9,750,000 under a credit line. The credit line bears interest at the P1 commercial paper rate in effect on the date of interest payment as published in Moody's Commercial Paper Record plus 1%. The amount outstanding on this credit line as of December 31, 2002 was $8,410,000.

ANREM has an arrangement with South Shore Harbour Development Limited whereby it will lend up to $17,000,000 under a credit line. The credit line bears interest at the rate of one percent (1%) plus the Dealer Commercial Paper 30 day rate published in the Wall Street Journal in effect on the last business day of each calendar month. Interest is payable monthly on the 1st day of each calendar month and all unpaid principal is due on the fifth anniversary (May 1, 2004). The amount outstanding as of December 31, 2002 was $8,827,888.

(5) FEDERAL INCOME TAXES

The federal income tax provisions vary from the amounts computed when applying the statutory federal income tax rate. A reconciliation of the effective tax rate of SM&R to the statutory federal income tax rate follows:

	2002		2001	
	Amount	Rate	Amount	Rate
Income tax on pretax income	$ (108,117)	35.00 %	$ (205,101)	35.00 %
Tax-exempt investment income	(23,440)	(7.59) %	(23,713)	(4.05) %
Dividend exclusion	(9,721)	(3.15) %	(6,125)	(1.05) %
ANREM – Joint Venture timing difference	22,576	7.31 %	25,719	4.39 %
Other items, net	(103,443)	(33.49) %	1,643	0.28 %
	$ (222,145)	71.91 %	$ (207,577)	35.42 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax asset / (liability):		
Investment in real estate and other invested assets, principally due to valuation adjustments	$269,393	$982,697
Pensions, principally due to the difference between financial statements and tax expense	175,611	172,339
Marketable equity securities, principally due to net unrealized gains	389,211	123,698
Fixed assets, principally due to difference between financial statements and tax depreciation	72,341	(1,780)
Net deferred tax asset	$ 906,556	$ 1,276,954

SM&R does not file a separate federal income tax return and its income and deductions are included in the consolidated tax return filed by its parent. Pursuant to a signed agreement between American National and SM&R, SM&R owes American National for federal income taxes calculated generally on separate return basis. SM&R will receive the tax benefits of realized losses on securities if they are utilized in American National's consolidated return. For the year ending December 31, 2002 estimated Federal Income Tax Benefit for SM&R was $51,897. SM&R did not have any realized losses, and therefore no tax benefits, from the sale of securities in year 2002.

(6) PENSION PLAN

SM&R is a participant in a multi-purpose benefit plan covering all eligible employees, administered by American National. SM&R may, under certain circumstances, become subject to liabilities in excess of contributions. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plan. SM&R has not taken any action to terminate, withdraw, or partially withdraw which would result in any material liability. Liabilities would be based upon SM&R's proportional share of the plan's unfunded vested benefits. It has been estimated by the trustees of the fund that, as of September 30, 2002, the plan was over funded by approximately $17,108,106. The amount of accumulated benefits and net assets of the plan is not currently available to SM&R. There were no contributions charged to expense under the pension plan for 2002 and 2001.

The company sponsors a non-qualified, non-funded pension arrangement for two key management employees. The plan provides pension benefits that are based on years of service and the employee's average compensation during the last five years before retirement.

In years 2002 and 2001 expenses of $43,013 and $42,157 were recognized for the current period. The cumulative cost recognized at the end of the current year is in accordance with the Financial Accounting Standards Board's (FASB) Statement No. 87, "Employers' Accounting for Pensions."

The pension cost as defined under FASB 87 is comprised of :

	2002	2001
Service cost – benefits earned during period	$ -0-	$ -0-
Interest cost on projected benefit obligation	35,858	35,419
Actual return on plan assets	-	-
Amortization of past service cost	3,027	3,027
Recognized Actuarial Loss	4,128	3,711
Total pension cost	$ 43,013	$ 42,157

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position at December 31, 2002 and 2001 for the company's pension plans:

Actuarial present value of benefit obligation:

	2002	2001
Vested benefit obligation	$(508,671)	$(505,448)
Accumulated benefit obligation	$(508,671)	$(505,448)
Projected benefit obligation	$(575,062)	$(567,748)
Plan assets at fair value	-	-
Plan assets in excess of projected benefit obligation	(575,062)	(567,748)
Unrecognized net loss	11,035	11,537
Prior service cost not yet recognized in net periodic pension cost	60,786	63,813
Prepaid (Accrued) pension cost included in accrued expenses	$(503,241)	$(492,398)

Assumptions used at December 31, 2002 and 2001:	2002	2001
Weighted-average discount rate on benefit obligation	6.5%	6.5%
Rate of increase in compensation levels	4.5%	4.5%
Expected long-term rate of return on plan assets	7.0%	7.0%

	2002	2001
Change in benefit obligation		
Benefit obligation at beginning of year	$567,748	$560,991
Service Cost	-	-
Interest cost	35,858	35,419
Plan participants' contributions	-	-
Actuarial loss (gain)	3,626	3,508
Benefits paid	(32,170)	(32,170)
Benefit obligation at end of year	$567,748	$567,748
Change in plan assets		
Fair value of plan assets at beginning of year	-	-
Actual return on plan assets	-	-
Acquisitions	-	-
Company contributions	32,170	32,170
Plan participant contribution	-	-
Benefits paid	(32,170)	(32,170)
Fair value of plan assets at end of year	-	-

(7) SUBORDINATED DEBT

SM&R had no subordinated debt at December 31, 2002 or 2001 or at any time during the years then ended.

(8) NET CAPITAL REQUIREMENT

In accordance with the regulations of the Securities Exchange Commission, SM&R must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. At December 31, 2002, SM&R had net capital of $12,659,635 which was $12,409,635 in excess of its required net capital of $250,000. SM&R's ratio of aggregate indebtedness to net capital was .0641 to 1.

Schedule 1

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Computation of Net Capital Pursuant to Rule 15c-3-1
December 31, 2002

		2002
Stockholder's Equity		$ 26,696,404
Deductions and/or charges:		
Nonallowable Assets:		
Due from affiliated registered investment companies	47,479	
Other Receivables	1,543,144	
Fixed Assets	163,469	
Prepaid Expenses and other assets	473,578	
Investment in subsidiary's common stock	10,358,925	
Excess Deductible on Fidelity Bond	20,000	12,606,595
Net Capital before haircuts on security positions		14,089,809
Haircuts on investment securities		1,430,174
Net Capital		12,659,635
Aggregate indebtedness		811,786
Net capital requirement		250,000
Excess net capital at 1000%		12,578,456
Excess net capital at 1500%		12,619,046
Ratio of aggregate indebtedness to net capital		.0641 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002 filed by SM&R with the Securities and Exchange Commission on Part II of the unaudited Form X-17a-5.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2002

	2002
Credit Balances -	
free credit balances and other credit balances	
in customers' security accounts	17,925
in non-customer accounts	21,203
Debit balances -	
in customers' cash accounts	3,936
in non-customer accounts	851
Excess credits over debits	34,341
Required deposit	36,058

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2002 filed by SM&R with the Security and Exchange Commission on Part II of the unaudited Form X-17a-5.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
December 31, 2002

	Market value	Number of items
Customers' fully-paid and excess margin securities not in the Company's possession or control as of December 31, 2002 (for which instructions to reduce to possession or control had been issued as of December 31, 2002) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

TAIT, WELLER & BAKER

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

In planning and performing our audit of the consolidated financial statements of Securities Management and Research, Inc., (the ***"Company"***), for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker

Philadelphia, Pennsylvania
January 31, 2003